Ecopetrol reports adverse consequences on its operations due to the current public order situation in Colombia

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs about certain adverse consequences in the operation of its upstream, midstream, downstream and commercial and marketing segments, due to the ongoing public order situation in Colombia whereby social protests have resulted in blockades of the country’s main roads and isolated incidents against certain of the Ecopetrol Group’s infrastructure.

In the upstream segment, the Group's production throughout May has been 651 mboed. The most significant impacts have been in gas and white products (LPG and NGL), mainly in the Cusiana and Floreña fields, and to a lesser extent to crude oil from the Putumayo, Meta, Arauca and Boyacá Departments. Production in this segment has also been affected by prevailing operating restrictions related to water management in the Castilla field.

In the midstream segment, the accumulation of high levels of inventories in the wholesale plants and the pipelines network has led Cenit to suspend, intermittently, pumping at some of its systems, which has resulted in a month-to-date volume of refined products transported of 224 mbd. The volume of crude oil transported month-to-date has been 716 mbd.

In the downstream segment, the Barrancabermeja refinery has recorded a throughput of 207 mbd in May, given the lower availability of domestic crude and low withdrawals of fuel, petrochemical and industrial products. The Cartagena refinery’s operations have not been impacted.

In commercial and marketing, there has been a decrease in the national demand for diesel (-33%), gasoline (-15%) and jet fuel (-1%) as compared to the expected demand levels for May. In addition, the demand for Ecopetrol’s gas from the thermal and industrial sectors has decreased approximately 16% month-to-date, and the demand for LPG in 41% in the same time period. The Departments with the greatest impact in terms of fuel supply have been Valle del Cauca, Nariño, Cauca, Huila and Caquetá.

In response to the foregoing, the Ecopetrol Group is implementing adjustments to its operations and logistics in order to mitigate the negative impact on fuel supply to the different regions of Colombia.

As of the date of this release, Ecopetrol currently estimates that these adverse consequences should not have a material impact on Ecopetrol’s ability to fulfill its business plan targets for 2021. Nonetheless, Ecopetrol cannot offer any assurance as to when the social unrest will end and whether it will not continue to have a negative impact on its operations.

Bogotá D.C., May 25, 2021

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Ecopetrol is the largest company in Colombia and one of the main integrated oil and gas conglomerates in Latin America, with more than 13,000 employees. It accounts for more than 60% of the hydrocarbon production in Colombia, and it owns the largest refineries and most of the country's oil-pipelines and multi-purpose pipelines network. It also participates in the commercialization of energy and in the distribution of gas. At the international level, Ecopetrol focuses on strategic basins on the American continent, with E&P operations in the United States (the Permian basin and the Gulf of Mexico), Brazil and Mexico. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co